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MORRISON FOERSTER LLP

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September 14, 2016	FOIA Confidential Treatment Request Under 17 C.F.R. §200.83

BY EDGAR AND COURIER

Ms. Sonia Gupta Barros

Ms. Nicole Collings

Mr. Mark Rakip

Mr. Eric McPhee

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MedEquities Realty Trust, Inc.
Proposed Price Range and Share Number Information
Form S-11(File No. 333-206490)

Dear Ms. Barros and Ms. Collings and Messrs. Rakip and McPhee:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”), this letter is furnished supplementally on behalf of MedEquities Realty Trust, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-11 (the “Registration Statement”). To assist the Staff in its review, the Company hereby provides the following preliminary proposed price range and share number information, which will be the basis for the information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering of shares of its common stock (the “Primary Shares”) and the offering of shares of the Company’s common stock (the “Secondary Shares,” and together with the Primary Shares, the “Shares”) by certain selling stockholders named in the Registration Statement (the “Offering”). The preliminary information presented herein reflects an initial offering price to the public of the Shares of between $[**] and $[**] per Share, [$**] Primary Shares offered to the public in connection with the Offering (or [**] Primary Shares should the underwriters’ over-allotment option be exercised in full) and [**] shares of the Company’s common stock expected to be outstanding upon completion of the Offering (or [**] shares of the Company’s common stock should the underwriters’ over-allotment option be exercised in full) based on 11,250,010 shares of the Company’s common stock outstanding as of September 13, 2016.

September 14, 2016

The Offering terms included herein are a bona fide estimate of the range of the minimum and maximum offering price and maximum number of securities to be offered, as of September 14, 2016. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

Please also find enclosed certain relevant sections of the Registration Statement updated to reflect the preliminary proposed price range and share number information as described above. The deadline for certain of the Company’s existing stockholders to elect to be included as “selling stockholders” in the Preliminary Prospectus has not passed; therefore, at this time, the number of Secondary Shares to be included in the Offering has not been finalized. For this reason, information related to the number of Secondary Shares has not been included in the sections of the Registration Statement provided herewith.

For reasons of business confidentiality, the Company respectfully requests that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R.200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not filed electronically as correspondence under the Commission’s EDGAR system. The information for which the Company is requesting confidential treatment is highlighted in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[**]” in the copy filed electronically on EDGAR. The Company also requests that the enclosed sections of the Registration Statement be treated confidentially.

Feel free to contact me at 202-887-1554 with any questions.

Very truly yours,

/s/ David P. Slotkin

David P. Slotkin

cc:	John W. McRoberts
William C. Harlan
Jeffery C. Walraven
MedEquities Realty Trust, Inc.
Andrew P. Campbell
Morrison & Foerster LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MEDEQUITIES REALTY TRUST, INC.